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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No.       ) *
                                       --------

                       Delphi Information Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   247171200
                 --------------------------------------------
                                (CUSIP Number)

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /x/  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





                               Page 1 of 5 pages

CUSIP No.          247171200

------------------------------------------------------------------------------
1. Names of Reporting Persons. Weiss, Peck & Greer, L.L.C. I.R.S. Identification Nos. of above persons (entities only). 13-2649199
------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / /

         (b) /x/
------------------------------------------------------------------------------
3.       SEC Use Only
------------------------------------------------------------------------------
4.       Citizenship or Place of Organization Delaware
------------------------------------------------------------------------------
Number of             5.  Sole Voting Power             -0-
Shares Bene-       -----------------------------------------------------------
ficially owned        6.  Shared Voting Power           766,800
by Each            -----------------------------------------------------------
Reporting             7.  Sole Dispositive Power        -0-
Person With:       -----------------------------------------------------------
                      8.  Shared Dispositive Power      766,800
------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 766,800

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /x/

11.      Percent of Class Represented by Amount in Row (11) 10.39%
------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------
BD, IA










------------------------------------------------------------------------------




                               Page 2 of 5 pages

Cusip No. 247171200                                                 Page 3 of 5

Item 1(a).        Name of Issuer:  Delphi Information Systems, Inc.
                  --------------

Item 1(b).        Address of Issuer's Principal Executive Office:
                  ----------------------------------------------

                  3501 Algonquin Road
                  Rolling Meadows, IL 60008

Item 2(a).        Name of Person Filing:  Weiss, Peck & Greer, L.L.C. ("WPG")
                  ----------------------

Item 2(b).        Address of Principal Business Office, or if None, Residence:
                  ------------------------------------------------------------

                  One New York Plaza
                  New York, NY 10004

Item 2(c).        Citizenship:  WPG is a limited liability company, organized
                  -----------
                  under the laws of the State of Delaware

Item 2(d).        Title of Class of Securities:  Common Stock
                  ----------------------------

Item 2(e).        CUSIP Number: 247171200
                  ------------

Item 3.           If this statement is Filed Pursuant to Rules 13d-1(b) or
                  --------------------------------------------------------
                  13d-2(b), Check Whether the Person Filing is a:
                  -----------------------------------------------

                  (a)      ( X )      Broker or Dealer registered under
                                      Section 15 of the Securities
                                      Exchange Act of 1934 (the "Act")
                  (b)      (   )      Bank as defined in Section 3(a) (6) of the
                                      Act
                  (c)      (   )      Insurance Company as defined in Section
                                      3(a) (19) of the Act
                  (d)      (   )      Investment Company registered under
                                      Section 8 of the Investment Company Act of
                                      1940
                  (e)      ( X )      Investment Adviser registered under
                                      Section 203 of the Investment Advisers Act
                                      of 1940
                  (f)      (   )      Employee  Benefit Plan which is subject to
                                      the  provisions of the Employee
                                      Retirement Income Security Act of 1974 or
                                      Endowment Fund; see Sec. 240.13d-1(b) (1)
                                      (ii) (F)
                  (g)      (   )      Parent Holding Company, in accordance with
                                      Sec. 240.13d-1(b) (ii) (G) (Note: See
                                      Item 7)
                  (h)      (   )      A savings associations as defined in
                                      Section 3(b) of the Federal Deposit
                                      Insurance Act (12 U.S.C. 1813)
                  (i)      (   )      A church plan that is excluded from the
                                      definition of an investment company under
                                      Section 3(c)(14) of the Investment Company
                                      Act of 1940 (15 U.S.C. 80a-3)
                  (j)      (   )      Group, in accordance with paragraph
                                      240.13d-1(b) (1) (ii) (H)

Cusip No. 247171200                                                 Page 4 of 5


Item 4.           Ownership:

                  (a)      Amount Beneficially Owned: 766,800 as of August 31,
                           1998.

                  (b) Percent of Class: 10.39% (based on the 7,380,000 shares of common stock reported to be outstanding in the Form 10-Q filed for the period ending June 30, 1998).

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote:     -0-

                           (ii) shared power to vote or to direct the vote: 766,800

                           (iii) sole power to dispose or to direct the disposition of: -0-

                           (iv) shared power to dispose or to direct the disposition of: 766,800

Item 5.           Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  -------

This Statement on Schedule 13G ("Schedule 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 766,800 shares of common stock of Delphi Information System, Inc. (the "Common Stock") held by WPG at August 31, 1998 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by principals of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such principals disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective principal owns of record.

 Item 7.          Identification  and  Classification of the Subsidiary Which
                  -----------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent
                  -----------------------------------------------------
                  Holding Company:
                  ---------------

                  Not applicable.

Cusip No. 247171200                                                Page 5 of 5

Item 8.           Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                  Not applicable.

Item 9.           Notice of Dissolution of the Group:
                  -----------------------------------

                  Not applicable.

Item 10.          Certification:
                  -------------

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above as being held or owned beneficially by WPG were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1998

WEISS, PECK & GREER, L.L.C.

By:
   ------------------------------
   Richard S. Pollack
   General Counsel

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).